Exhibit 99.48

PENN WEST ENERGY TRUST

CONFERENCE CALL AND WEBCAST ANNOUNCEMENT

CALGARY, August 3, 2005/CNW/ - Penn West Energy Trust is scheduled to release second quarter financial results on Friday, August 5, 2005 before market opening. Following the release of its financial results, Penn West will conduct a conference call as outlined below:

Date:	Friday, August 5, 2005

Time:	9:00 a.m. M.T.

Call:	800-796-7558 Toll Free North America
416-640-4127 Toronto Area

Replay:	877-289-8525, passcode 21130980 followed by the pound key
416-640-1917, passcode 21130980 followed by the pound key
(recording available to August 12, 2005 inclusive)

Webcast:	http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1175020

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta  T2P 3L8

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President

Phone:  (403) 777-2502